

March 26, 2008

Ms. Melanie Farrand
Treasurer and Principal Financial Officer
Shoshone Silver Mining Company
403 7th Street, Suite 207
Wallace, Idaho 83873

Re: **Shoshone Silver Mining Company**
        Form 10-KSB for the Fiscal Year Ended December 31, 2006
        File No. 0-31184

Dear. Ms. Farrand:

        We have completed our review of your filing and do not, at this time, have any further comments.

                                Sincerely,

                                Karl Hiller
                                Branch Chief